ImmunoPrecise Advances Anti-Aging Research with Mayo Clinic Study, Poised to Tap into $81 Billion Market with AI Technology

Rabbit B Cell Select® Platform Yields Novel Antibodies for Studying Age-Related Mitochondrial Dysfunction

VICTORIA, BRITISH COLUMBIA (CANADA), October 28, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, announces its significant contribution to a groundbreaking study. The research, led by top scientists at the Mayo Clinic, was initially published in bioRxiv and subsequently peer-reviewed and published in the prestigious journal Autophagy. Titled "Development and Characterization of Phospho-Ubiquitin Antibodies to Monitor PINK1-PRKN Signaling in Cells and Tissue," this study advances our understanding of how aging impacts mitochondrial health, a crucial factor in neurodegenerative diseases like Parkinson's and Alzheimer's.

The study focuses on the development of antibodies that detect damaged mitochondria, which are more common as we age. ImmunoPrecise played a crucial role in this project by applying its proprietary rabbit B Cell Select™ platform to isolate and generate highly specific antibodies that target phosphorylated ubiquitin (p-S65-Ub), a marker of mitochondrial damage. These antibodies allow researchers to measure mitochondrial health, and the progression of damage related to aging.

Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies, commented: "The development of these novel recombinant p-S65-Ub antibodies represents a significant advancement in mitochondrial research. IPA’s proprietary high-precision tools not only enhance our understanding of PINK1-PRKN mediated signaling, but also show promising biomarker potential for various clinical applications. We are proud to have contributed to this groundbreaking research, which opens new avenues for studying mitochondrial dysfunction in aging and neurodegenerative diseases, and may lead to improved diagnostic, prognostic, and therapeutic approaches."

IPA is strategically positioned to capitalize on the booming anti-aging market, projected to reach $81.01 billion by 2028 with an 8.2% CAGR. The Company's proprietary B cell Select platform demonstrates its innovative capacity in this high-growth sector. IPA's collaboration with Mayo Clinic showcases its ability to contribute to groundbreaking research in age-related diseases. Simultaneously, IPA maintains a robust internal pipeline through its subsidiary, Talem Therapeutics, focusing on next-generation therapeutic antibodies. This dual approach of supporting external research while developing proprietary assets establishes IPA as a versatile and valuable player in the longevity and aging fields, potentially unlocking significant market opportunities and shareholder value.

ImmunoPrecise's Contributions

ImmunoPrecise Antibodies (IPA) has made a significant contribution to this breakthrough study, showcasing yet another success from their proprietary rabbit B Cell Select™ platform. The Company's advanced antibody discovery process played a crucial role in the research. Utilizing the B Cell Select™ platform, IPA isolated specific immune cells from immunized rabbits. These cells were then meticulously screened to identify those producing antibodies highly specific to phosphorylated ubiquitin, a key indicator of mitochondrial damage. From the top-performing cells, IPA generated and validated recombinant antibodies, ensuring optimal sensitivity and accuracy in detecting damaged mitochondria. This achievement further demonstrates the power and versatility of IPA's rabbit B cell platform in producing high-quality, specific antibodies for cutting-edge research applications.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects” “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements include, but are not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, and clinical readiness or effectiveness of IPA-discovered therapeutics. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward-looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward-looking statements for any reason, even if new information becomes available in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Source: ImmunoPrecise Antibodies Ltd.